UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto
Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DiDi Global Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.00002 per share

(Title of Class of Securities)

G2758H 105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Will Wei Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 78,265,085 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 31,156,189 (2)
	8	SHARED DISPOSITIVE POWER 63,345,124 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,384,741 (4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%. (5) Represents 28.1% of the total outstanding voting power. (6)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 18,693,713 Class B ordinary shares held by Xiaocheng Investments Limited (beneficially owned by Will Wei Cheng, or Mr. Cheng, through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries) that Mr. Cheng has sole voting power over, (ii) 21,564,298 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng, and (iii) 38,007,074 Class B ordinary shares held by Steady Prominent Limited, or Steady Prominent, that Mr. Cheng has sole voting power over.

(2)	Represents 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited.

(3)	Represents 63,345,124 Class B ordinary shares held by Steady Prominent. Mr. Cheng may be deemed to beneficially own, in terms of dispositive power, the shares held by Steady Prominent by virtue of his membership on the advisory committee of the trust that wholly owns Steady Prominent. Mr. Cheng and Ms. Jean Qing Liu, or Ms. Liu, share dispositive power over the shares held by Steady Prominent with each other as current members of the advisory committee.

(4)	Represents (i) 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited, and (ii) 47,228,552 Class B ordinary shares held by Steady Prominent in which Mr. Cheng has an indirect economic interest. The number of shares here represents the shares beneficially owned by Mr. Cheng in terms of economic interest, which is not the same as the shares over which Mr. Cheng has voting or dispositive power as illustrated in Notes (1) to (3) above.

(5)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

(6)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Jean Qing Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 40,856,082 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,055,556 (2)
	8	SHARED DISPOSITIVE POWER 63,345,124 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,172,128 (4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (5). Represents 19.5% of the total outstanding voting power. (6)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited (beneficially owned by Ms. Liu through a trust, of which Ms. Liu is the settlor and Ms. Liu and her family members are the beneficiaries), (ii) 12,462,476 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has granted a voting proxy to Ms. Liu, and (iii) 25,338,050 Class B ordinary shares held by Steady Prominent over which Ms. Liu has sole voting power.

(2)	Represents 3,055,556 Class B ordinary shares held by Investor Link Investments Limited.

(3)	Represents 63,345,124 Class B ordinary shares held by Steady Prominent. Ms. Liu may be deemed to beneficially own, in terms of dispositive power, the shares held by Steady Prominent by virtue of her membership on the advisory committee of the trust that wholly owns Steady Prominent. Ms. Liu and Mr. Cheng share dispositive power over the shares held by Steady Prominent with each other as current members of the advisory committee.

(4)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, and (ii) 16,116,572 Class B ordinary shares held by Steady Prominent in which Ms. Liu has an indirect economic interest. The number of shares here represents the shares beneficially owned by Ms. Liu in terms of economic interest, which is not the same as the shares over which Ms. Liu has voting or dispositive power as illustrated in Notes (1) to (3) above.

(5)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

(6)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Stephen Jingshi Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,620,410 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%. (2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 9,620,410 Class A ordinary shares held by Oriental Holding Investment Limited, or Oriental Holding, and New Amigo Holding Limited, or New Amigo, in which Mr. Stephen Jingshi Zhu, or Mr. Zhu, has an indirect economic interest. However, Mr. Zhu does not hold voting power or dispositive power over such shares. See Note (8) under Item 4 for more details.

(2)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

1	NAMES OF REPORTING PERSONS Xiaocheng Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 31,156,189
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 31,156,189
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,156,189
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%.* The voting power of the shares beneficially owned represent 14.9% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Investor Link Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,055,556
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,055,556
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,556
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%.* The voting power of the shares beneficially owned represent 1.5% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Steady Prominent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 63,345,124
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,345,124
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,345,124
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%.* The voting power of the shares beneficially owned represent 30.3% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Oriental Holding Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 22,546,268
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,546,268
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,546,268
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%. *The voting power of the shares beneficially owned represent 1.1% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS New Amigo Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 23,384,806
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,384,806
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,384,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%.* The voting power of the shares beneficially owned represent 1.1% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

ITEM 1(a).	NAME OF ISSUER:

DiDi Global Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Will Wei Cheng

Jean Qing Liu

Stephen Jingshi Zhu

Xiaocheng Investments Limited

Investor Link Investments Limited

Steady Prominent Limited

Oriental Holding Investment Limited

New Amigo Holding Limited

(each a “Reporting Person” and collectively, the “Reporting Persons”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Will Wei Cheng

DiDi Global Inc.

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

Jean Qing Liu

DiDi Global Inc.

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

Stephen Jingshi Zhu

DiDi Global Inc.

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

Xiaocheng Investments Limited

Sertus Incorporation (BVI) Limited

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town, Tortola

British Virgin Islands

Investor Link Investments Limited

Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110

British Virgin Islands

Steady Prominent Limited

Sertus Chambers, P.O. Box 905

Quastisky Building

Road Town, Tortola

British Virgin Islands

Oriental Holding Investment Limited

Coastal Building, Wickham’s Cay II

P.O. Box 2221, Road Town, Tortola

British Virgin Islands

New Amigo Holding Limited

Coastal Building, Wickham’s Cay II

P.O. Box 2221, Road Town, Tortola

British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Will Wei Cheng – People’s Republic of China

Jean Qing Liu – Hong Kong, People’s Republic of China

Stephen Jingshi Zhu – Hong Kong, People’s Republic of China

Xiaocheng Investments Limited – British Virgin Islands

Investor Link Investments Limited – British Virgin Islands

Steady Prominent Limited – British Virgin Islands

Oriental Holding Investment Limited – British Virgin Islands

New Amigo Holding Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value of $0.00002 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 2(e).	CUSIP NO.:

G2758H 105

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares, par value of $0.00002 per share, of the Issuer by each of the Reporting Persons is provided as of December 31, 2023. The table below is prepared based on 1,215,116,421 ordinary shares (consisting of 1,117,559,552 Class A ordinary shares and 97,556,869 Class B ordinary shares) of the Issuer outstanding as of December 31, 2023.

Reporting Person	Amount beneficially owned in terms of economic interests:		Percent of class*:	Percent of aggregate voting power**:	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Will Wei Cheng	78,384,741	(1)	6.5%	28.1%	78,265,085	(2)	0	31,156,189	(3)	63,345,124	(4)
Jean Qing Liu	19,172,128	(5)	1.6%	19.5%	40,856,082	(6)	0	3,055,556	(7)	63,345,124	(4)
Stephen Jingshi Zhu	9,620,410	(8)	0.8%	0	0		0	0		0
Xiaocheng Investments Limited	31,156,189	(1)	2.6%	14.9%	31,156,189		0	31,156,189		0
Investor Link Investments Limited	3,055,556	(5)	0.3%	1.5%	3,055,556		0	3,055,556		0
Steady Prominent Limited	63,345,124	(4)	5.2%	30.3%	63,345,124		0	63,345,124		0
Oriental Holding Investment Limited	22,546,268	(9)	1.9%	1.1%	22,546,268		0	22,546,268		0
New Amigo Holding Limited	23,384,806	(9)	1.9%	1.1%	23,384,806		0	23,384,806		0

*	The percentage of class of securities is calculated by dividing the number of shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2023.

**	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

(1)	Represents (i) 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited, and (ii) 47,228,552 Class B ordinary shares held by Steady Prominent in which Mr. Cheng has an indirect economic interest.

Xiaocheng Investments Limited is beneficially owned by Mr. Cheng through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries.

(2)	Represents (i) 18,693,713 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has sole voting power, (ii) 21,564,298 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng, and (iii) 38,007,074 Class B ordinary shares held by Steady Prominent over which Mr. Cheng has sole voting power.

Mr. Cheng has granted a voting proxy to Ms. Liu in connection with 12,462,476 Class B ordinary shares held by Xiaocheng Investments Limited, and Mr. Cheng’s beneficial ownership in terms of voting power does not take into account the portion of the shares that are subject to such voting proxy.

Steady Prominent is ultimately wholly owned by a trust and the advisory committee of the trust, current members being Mr. Cheng and Ms. Liu, has the sole power to make all decisions relating to the voting and disposition of the shares held by Steady Prominent. Mr. Cheng and Ms. Liu have agreed to certain voting arrangements in connection with their respective voting power over the shares held by Steady Prominent.

(3)	Represents 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has sole dispositive power.

(4)	Represents 63,345,124 Class B ordinary shares held by Steady Prominent. Each of Mr. Cheng and Ms. Liu may be deemed to beneficially own, in terms of dispositive power, the shares held by Steady Prominent by virtue of his/her membership on advisory committee of the trust that wholly owns Steady Prominent. Mr. Cheng and Ms. Liu share dispositive power over the shares held by Steady Prominent with each other as current members of the advisory committee.

(5)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, and (ii) 16,116,572 Class B ordinary shares held by Steady Prominent in which Ms. Liu has an indirect economic interest.

Investor Link Investments Limited is beneficially owned by Ms. Liu through a trust, of which Ms. Liu is the settlor and Ms. Liu and her family members are the beneficiaries.

(6)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, (ii) 12,462,476 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has granted a voting proxy to Ms. Liu, and (iii) 25,338,050 Class B ordinary shares held by Steady Prominent over which Ms. Liu has sole voting power.

(7)	Represents 3,055,556 Class B ordinary shares held by Investor Link Investments Limited.

(8)	Represents 9,620,410 Class A ordinary shares held by Oriental Holding and New Amigo in which Mr. Zhu has an indirect economic interest.

(9)	Each of Oriental Holding and New Amigo is ultimately owned by a trust for the benefit of certain directors, executive officers and employees of our company. The advisory committee of the trust, currently being two employees of our company, has the sole power to make all decisions relating to the voting and disposal of the shares held by Oriental Holding and New Amigo, as applicable.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

See second paragraph in Item 8.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The Reporting Persons had filed a joint Schedule 13G and an amendment thereto due to the fact that they may have been deemed to be a “group” for purposes of Sections 13(d) and (g) of the Act, by virtue of Mr. Cheng, Ms. Liu and Mr. Zhu serving as members of the advisory committees of the trusts that held the voting and/or dispositive power over Steady Prominent, Oriental Holding and New Amigo.

As of December 31, 2023, (i) Mr. Cheng, Ms. Liu, and Mr. Zhu are no longer members of the advisory committees of the trusts that ultimately own Oriental Holding and New Amigo and (ii) Mr. Zhu is no longer a member of the advisory committee of the trust that ultimately owns Steady Prominent. Therefore, Oriental Holding, New Amigo and Mr. Zhu may no longer be deemed to be members of such group and this filing shall be an “exit” filing for such persons. The remaining Reporting Persons may be deemed to be “group” for purposes of Sections 13(d) and (g) of the Act. However, the filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

See Item 8.

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Will Wei Cheng	/s/ Will Wei Cheng

Jean Qing Liu	/s/ Jean Qing Liu

Stephen Jingshi Zhu	/s/ Stephen Jingshi Zhu

Xiaocheng Investments Limited	By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director

Investor Link Investments Limited	By:	/s/ Jean Qing Liu
	Name:	Jean Qing Liu
	Title:	Director

Steady Prominent Limited	By:	S.B. Vanwall Ltd., its sole director

	By:	/s/ Fan Wai Ha
	Name:	Fan Wai Ha
	Title:	Authorized signatory of S.B. Vanwall Ltd.

Oriental Holding Investment Limited	By:	S.B. Vanwall Ltd., its sole director

	By:	/s/ Fan Wai Ha
	Name:	Fan Wai Ha
	Title:	Authorized signatory of S.B. Vanwall Ltd.

New Amigo Holding Limited	By:	S.B. Vanwall Ltd., its sole director

	By:	/s/ Fan Wai Ha
	Name:	Fan Wai Ha
	Title:	Authorized signatory of S.B. Vanwall Ltd.